Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We have issued our report dated March 21, 2007, which report expresses an unqualified opinion and includes an explanatory paragraph relating to the application of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment as of December 31, 2006, accompanying the consolidated financial statements and schedule included in the Annual Report of Beijing Med-Pharm Corporation and Subsidiaries on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in this Registration Statement. We consent to the incorporation by reference in the Registration Statement of the aforementioned report and to the use of our name as it appears under the caption “Experts.”
GRANT THORNTON
Hong Kong
August 3, 2007